

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 14, 2022

Brenda Edwards
Interim Chief Financial Officer
InMed Pharmaceuticals Inc.
Suite 310 - 815 West Hastings Street
Vancouver, British Columbia, Canada
V6C 1B4

> **Re: InMed Pharmaceuticals Inc.**
> **Registration Statement on Form S-1**
> **Filed October 12, 2022**
> **File No. 333-267831**

Dear Brenda Edwards:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian P. Fenske